RAADR INC.

August 30, 2021

United States Securities and Exchange Commission                              VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Raadr Inc.
Offering Statement on Form 1-A
Filed May 5, 20021
File No. 024-11519
Qualification Request
ATTN: Anna Abramson and Jan Woo

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments Raadr Inc.’s (the “Company”) Offering Statement on Form 1-A as well as any amendments as filed, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement and Amendment(s). The Offering Statement on Form 1-A has been approved by the state of Connecticut upon notice of such qualification by the SEC.

Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday September 1, 2021 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Jacob DiMartino

Jacob DiMartino, CEO